HEMINGER, PEGGY C.

FROM:                       Conner, W. Thomas
SENT:                       Thursday, November 06, 2014 5:33 PM
TO:                         Sonny S. Oh (ohm@sec.gov)
CC:                         Heminger, Peggy C.
SUBJECT:                    FW: MGI edit


Here is the edit to the MGI withdrawal table. Since this prospectus will not be used for sales prior to 11/17, the detail was unnecessary. For the top table, there is no end date, so the concept of good order or any other detail is unnecessary. If a contract is issued after that date, whether it got held up or wasn't in good order or whatever, it doesn't matter.

Is there any way you can let us know that you think that if this comment is resolved, Fidelity can go to print tonight?

FROM: Towers, John [mailto:jtowers@metlife.com]
                    --------------------------
SENT: Thursday, November 06, 2014 5:18 PM
TO: Conner, W. Thomas; Heminger, Peggy C.
SUBJECT: MGI edit

I assume this is what he has in mind (below), and since this prospectus will not be used for sales prior to 11/17, the detail is unnecessary:

[GRAPHIC APPEARS HERE]

        John B. Towers | MetLife Law Department | One Financial Center |
            Boston, MA 02111 | (t) 203.316.8888 (f) 212.448.8334 |
                              jtowers@metlife.com
                              -------------------

The information contained in this message may be CONFIDENTIAL and is for the intended addressee only. Any unauthorized use, dissemination of the information, or copying of this message is prohibited. If you are not the intended addressee, please notify the sender immediately and delete this message.

                                       2